UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2014.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On or about June 13, 2014, Stratasys Ltd. (the “Company”) began distributing to its shareholders of record as of the close of business on June 10, 2014, a proxy statement and a proxy card for the Company’s Annual General Meeting of Shareholders scheduled to be held on July 10, 2014 (the “Meeting”).

Attached hereto and incorporated by reference herein are the Company’s proxy statement and proxy card for the Meeting.

Exhibits

Exhibit
No.	Description
99.1	Proxy Statement for the Annual General Meeting of Shareholders.
99.2	Proxy Card for the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: June 13, 2014	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer and Chief Operating Officer